UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 32 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on November 5, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 5, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM is today finalizing the technical completion of its restructuring including changes to the share capital

"We are very pleased to finalize the completion of the restructuring that secures TORM deferral of bank debt, new liquidity and substantial savings from the restructured time charter book. With this comprehensive agreement TORM will resume full focus on the daily operations and the cooperation with our customers and other important stakeholders. The capital decrease decided at the Annual General Meeting in April has been completed as part of the restructuring, and simultaneously TORM has decided to increase the share capital by converting USD 200 million of debt. With the completion of the restructuring TORM has gained time for a potential market improvement and to secure the future, long-term capital structure," says Chairman of the Board N. E. Nielsen.

"I am proud that our time charter partners and banks have shown confidence in TORM. We remain committed to delivering best-in-class performance on customers, quality and costs," says CEO Jacob Meldgaard.

*       *       *

Technical completion of the restructuring
With reference to announcement no. 31 dated 2 October 2012, TORM A/S is today finalizing the technical completion of the restructuring with its banks and time charter partners which among other things comprises:
● New USD 100 million working capital facility
● Alignment of key terms and conditions and financial covenants across all existing debt facilities and adjustment of all maturities on existing credit facilities
● Waiver and release of certain claims and unpaid roll-up amounts owed to TORM's time charter partners. The permanent changes to the time charter contracts will significantly reduce TORM's future time charter commitments by aligning rates to market level or by termination of a number of contracts with redelivery of vessels
● Implementation of the share capital decrease and capital increase and registration hereof with the Danish Business Authority
● Transfer of vessels to separate legal entities in Denmark and Singapore. All entities are ultimately owned by TORM A/S and aligned with the individual loan facilities
● Payment of restructuring costs

If the difficult conditions in the tanker and bulk markets during 2012 will continue to prevail for a longer period, the Company anticipates to be in breach with the new financial covenants during the course of 2013. However, in market conditions where the most current pick-up in product tanker freight rates will prove sustainable over the coming years, the Company will be in compliance with its financial covenants and be able to service interest and installment obligations on the bank debt as they become due.

Following the completion of the restructuring the ownership structure is expected to be as follows:

Shareholders	Expected ownership share
Existing shareholders Certain banks Time charter partners	10.0% 72.8% 17.2%
Total	100.0%

The Danish Financial Supervisory Authority (DFSA) is expected to be requested by the banks to issue an exemption from the Danish mandatory takeover rules in line with the positive non-binding statement from the DFSA on the exemption from the takeover rules already obtained by the banks to satisfy the conditions under the amended loan documentation.

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Following the preparation and publication of a listing prospectus the Company will apply to have the new shares admitted to trading and official listing on NASDAQ OMX Copenhagen.

At a later stage, TORM will convene an Extraordinary General Meeting with the purpose of adopting changes to the Articles of Association, including certain minority protection rights as well as electing new Board members.

TORM maintains a forecasted loss before tax of USD 350-380 million for the financial year 2012 excluding accounting effects of the execution of the restructuring, further vessel sales and potential impairment charges. TORM's third quarter report for 2012 will be published on 7 November 2012.

Capital decrease
At TORM's Annual General Meeting held on 23 April 2012 it was decided to decrease the share capital of TORM by an amount of nominally DKK 363,272,000 from nominally DKK 364,000,000 to nominally DKK 728,000 by decreasing the nominal amount per share (denomination) from DKK 5.00 to DKK 0.01 by transfer of the reduction amount to a special reserve fund in accordance with Section 188(1)(3) of the Danish Companies Act.

By publication of the decision to decrease the share capital of TORM in the IT system of the Danish Business Authority on 23 April 2012, creditors of TORM were notified of the decision and given a statutory four week creditor notice period that commenced on 23 April 2012 as set forth in Section 192(1) of the Danish Companies Act. By the end of the statutory creditor notice period, TORM had not received notice of any claims outside the ordinary course of business which are not waived or settled in connection with the completion of the restructuring.

As part of the transactions in connection with completion of the restructuring the Board of Directors has today decided to complete the capital decrease pursuant to the decision taken on TORM's Annual General Meeting held on 23 April 2012. Following the registration of the capital decrease with the Danish Business Authority the registered share capital of the TORM will be nominally DKK 728,000 corresponding to 72,800,000 shares of nominally DKK 0.01.

Capital increase
At TORM's Annual General Meeting held on 23 April 2012 the Board of Directors was authorized to increase the share capital of TORM by up to a nominal value of DKK 2,400,000,000 by payment in cash, conversion of debt or contribution of assets other than cash without proportionate pre-emptive subscription rights for the existing shareholders at a rate discounted to the market price, as per article 2.14 of the Articles of Association.

As part of the completion of the transactions pursuant to the Restructuring Agreement the Board of Directors has today, subsequently to the decision to decrease the share capital as described above, decided to exercise the authorization in article 2.14 of the Articles of Association to increase the share capital of TORM by a nominal value of DKK 6,552,000 by issuance of 655,200,000 shares of a nominal value of DKK 0.01 each.

The capital increase comprises a directed issue of new shares by conversion of debt of totally DKK 1,174,100,581 (approximately USD 200 million) pursuant to the terms of the Restructuring Agreement and related agreements to TORM's banks and time charter partners or their assignees. The capital increase is fully subscribed by TORM's banks and time charter partners or their assignees for the aggregate of 655,200,000 new shares of a nominal value of DKK 0.01 each, at a subscription price of DKK 1.79 per share of DKK nominal value 0.01 each (approximately USD 0.31 per share). The new shares issued correspond to 90% of TORM's registered share capital and votes following the registration of the capital increase with the Danish Business Authority.

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The same rights apply to new shares as to the existing shares, including that the new shares are negotiable instruments and that no restrictions under Danish corporate law apply to the transferability of the new shares. However, the new shareholders are responsible for compliance with local securities laws including applicable transfer restrictions for deposit of new shares in exchange for American Depository Shares ("ADSs") listed on NASDAQ Capital Market under TORM's ADS program. TORM's existing option programs will be adjusted to reflect the capital increase, but the exercise prices remain significantly above current share price.

Following the registration of the capital increase with the Danish Business Authority the registered share capital of TORM will be nominally DKK 7,280,000 corresponding to 728,000,000 shares of nominally DKK 0.01.

The new shares will be issued in the temporary ISIN code DK0060443877. The new shares will not be admitted for trading and official listing on NASDAQ OMX Copenhagen under the temporary ISIN code. TORM expects to apply to have the new shares admitted to trading and official listing on NASDAQ OMX Copenhagen within 90 days from completion of the Restructuring Agreement following the preparation and publication of a listing prospectus after which it is expected that the ISIN code of the new shares will be merged with the ISIN code of the existing shares DK0060082915.

As a result of the capital decrease and the capital increase certain amendments have been made to TORM's Articles of Association which will be made available on the Company's website upon registration with the Danish Business Authority.

Contact TORM A/S N. E. Nielsen, Chairman, tel.: +45 4243 3343 Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements and may be more detailed than regular practice. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

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